Exhibit 5: Balance Sheet

	Ch$ millions		US$ millions (1)%
	31-Dec-06	31-Dec-05	31-Dec-06	31-Dec-05	Change
ASSETS

Cash & equivalents	69,349	70,939	130.3	133.2	-2.2%
Other current assets	194,506	175,009	365.3	328.7	11.1%
Total current assets	263,855	245,947	495.6	462.0	7.3%

PP&E, net	341,372	327,209	641.2	614.6	4.3%
Other assets	97,180	83,857	182.5	157.5	15.9%

TOTAL ASSETS	702,407	657,014	1,319.3	1,234.1	6.9%

LIABILITIES &
STOCKHOLDERS' EQUITY

Short-term debt (2)	29,200	11,212	54.8	21.1	160.4%
Other current liabilities	117,366	100,095	220.5	188.0	17.3%
Total current liabilities	146,566	111,307	275.3	209.1	31.7%

Long-term debt (2)	117,352	138,559	220.4	260.3	-15.3%
Other long-term liabilities	47,138	40,203	88.5	75.5	17.3%
Total long-term liabilities	164,490	178,761	309.0	335.8	-8.0%

Minority interest	42,124	41,215	79.1	77.4	2.2%

Stockholders' equity	349,228	325,730	656.0	611.8	7.2%

TOTAL LIABILITIES &
STOCKHOLDERS' EQUITY	702,407	657,014	1,319.3	1,234.1	6.9%

OTHER FINANCIAL INFORMATION

Total financial debt	146,551	149,771	275.3	281.3	-2.1%

Net debt (3)	77,202	78,832	145.0	148.1	-2.1%

Liquidity ratio	1.80	2.21
Debt / Capitalization	0.27	0.29

(1) Exchange rate: US$1.00 = Ch$532.39
(2) Includes only financial debt
(3) Total financial debt minus cash & equivalents